September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Gowetski
Amanda Ravitz

Re:	ServiceNow, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on April 22, 2022
File No. 001-35580

Dear Ms. Gowetski and Ms. Ravitz:

ServiceNow, Inc. (the “Company”) hereby sets forth the following in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated September 2, 2022, relating to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-35580) filed on April 22, 2022. We have set forth below the comments received by the Staff in italicized, bold type, and the comments are followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed on April 22, 2022

General

1.Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2.Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:
•represent the board in communications with shareholders and other stakeholders;
•require board consideration of, and/or override your CEO on, any risk matters; or
•provide input on design of the board itself.

3.Please expand upon how your board administers its risk oversight function. For example, please disclose:
•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•how the board interacts with management to address existing risks and identify significant emerging risks;
•to whom your Chief Ethics & Compliance Officer - Legal reports; and
•how your risk oversight process aligns with your disclosure controls and procedures.

The Company acknowledges the Staff’s comments and will review and enhance its disclosures related to such comments in future proxy filings.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at russell.elmer@servicenow.com.

Sincerely,

SERVICENOW, INC.

By:	/s/ Russell S. Elmer
Name:	Russell S. Elmer
Title:	General Counsel and Secretary

cc:	William R. McDermott, ServiceNow, Inc. President and Chief Executive Officer
Gina Mastantuono, ServiceNow, Inc. Chief Financial Officer
Kevin McBride, ServiceNow, Inc. Chief Accounting Officer
Steven Mack, PricewaterhouseCoopers LLP